Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 3 DATED JUNE 11, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 16, 2014 and Supplement No. 2, dated May 22, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide information regarding cash distributions declared and an increase in distribution rate

B.	To update the distribution table

A. Declaration of Cash Distributions and an Increase in Distribution Rate

The following information should be read in conjunction with the disclosure contained in the “Prospectus Summary — Distributions” section beginning on page 15 of the Prospectus, the “Risk Factors — Risks Related to Investing in this Offering — We may have difficulty funding our distributions with funds provided by cash flows from operating activities . . .” section beginning on page 29 of the Prospectus and the “Description of Capital Stock — Distributions” section beginning on page 134 of the Prospectus:

Our board of directors has authorized daily cash distributions to all common stockholders of record as of the close of business on each day of the third quarter of 2014 at a quarterly rate of $0.11875 per share of common stock. This distribution rate represents an increase of $0.00625 per share, or 5.6%, compared to our quarterly cash distribution rate of $0.11250 per share from September 6, 2013 through June 30, 2014. Cash distributions for the third quarter of 2014 will be aggregated and paid on a date determined by us that is no later than October 15, 2014.

B. Update to Distribution Table

The following table updates and replaces the table in the “Prospectus Summary — Distributions” and “Description of Capital Stock — Distributions” sections on pages 16 and 136 of the Prospectus:

The following table outlines total distributions and sources used to pay total distributions (cash distributions and distributions reinvested pursuant to our distribution reinvestment plan) for the quarterly periods indicated below:

	Source of Cash Distributions
($ in thousands)	Provided by Operating Activities (1)		Proceeds from Financing Activities (2)		Proceeds from Issuance of DRIP Shares (3)		Total Distributions
2014
March 31	$—	—%	$73	66%	$38	34%	$111

Total	$—	—%	$73	66%	$38	34%	$111

2013
December 31	$—	—%	$29	91%	$3	9%	$32
September 30 (4)	—	—	7	100	—	—	7

Total	$—	—%	$36	92%	$3	8%	$39

(1)	For the quarter ended March 31, 2014 and December 31, 2013, the Advisor provided expense support of $487,000 and $306,000, respectively.
(2)	For the quarter ended March 31, 2014, all cash distributions provided by financing activities were funded from debt financings. For the Initial Quarter and the quarter ended December 31, 2013, all cash distributions provided by financing activities were funded through net proceeds from primary shares sold in the Offering.
(3)	Stockholders may elect to have cash distributions reinvested in shares of our common stock through our distribution reinvestment plan.
(4)	The Initial Quarter commenced on September 6, 2013 and ended on September 30, 2013.